Exhibit 99.1

No. S242330

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,

S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

GRANITE REIT INC. AND GRANITE REAL ESTATE INVESTMENT TRUST

GRANITE REIT INC. AND GRANITE REAL ESTATE INVESTMENT TRUST

PETITIONERS

NOTICE OF HEARING OF PETITION

To:	The holders of common shares (the “GP Shares”) in the capital of Granite REIT Inc. (“Granite GP”);

And to:	The holders of trust units (“REIT Units”) of Granite Real Estate Investment Trust (“Granite REIT”);

And to:	The holders of deferred share units of Granite (the “DSU Holders”);

And to:	The holders of restricted Stapled Units of Granite (the “RSU Holders”);

And to:	The holders of performance Stapled Units of Granite (with the DSU Holders and the RSU Holders, the “Notice Securityholders”);

NOTICE IS HEREBY GIVEN that a Petition has been filed by the Petitioners, Granite GP and Granite REIT (together, “Granite”) in the Supreme Court of British Columbia (the “Court”) for approval of a plan of arrangement (the “Arrangement”), pursuant to the Business Corporations Act, S.B.C., 2002, c. 57, as amended (the “BCBCA”).

AND NOTICE IS FURTHER GIVEN that by an Interim Order Made After Application, pronounced by the Court on April 12, 2024, the Court has given directions as to the calling of joint annual general and special meetings of the holders of stapled units of Granite (a “Stapled Unit”, consisting of one GP Share and one REIT unit, the holders of which Stapled Units are the “Stapled Unitholders”) for the purpose of, among other things, considering, and voting upon the special resolutions to approve the Arrangement.

AND NOTICE IS FURTHER GIVEN that an application for a Final Order approving the Arrangement and for a determination that the terms and conditions of the Arrangement and the exchange of securities to be effected thereby are procedurally and substantively fair and reasonable to those who will receive securities in the exchange, and shall be made before the presiding Judge in Chambers at the Courthouse, 800 Smithe Street, Vancouver, British

Columbia on June 10, 2024 at 9:45 am (Vancouver time), or as soon thereafter as counsel may be heard (the “Final Application”).

AND NOTICE IS FURTHER GIVEN that the Final Order approving the Arrangement will, if made, serve as the basis of an exemption from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof with respect to REIT Units to be issued under the Arrangement.

IF YOU WISH TO BE HEARD, any person affected by the Final Order sought may appear (either in person or by counsel) and make submissions at the hearing of the Final Application if such person has filed with the Court at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, a Response to Petition (“Response”) in the form prescribed by the Supreme Court Civil Rules, together with any affidavits and other material on which that person intends to rely at the hearing of the Final Application, and delivered a copy of the filed Response, together with all affidavits and other material on which such person intends to rely at the hearing of the Final Application, including an outline of such person’s proposed submissions, to the Petitioners at their address for delivery set out below by or before 4:00 p.m. (Vancouver time) on June 6, 2024.

The Petitioners’ address for delivery is:

BLAKE, CASSELS & GRAYDON LLP

Barristers and Solicitors

1133 Melville Street

Suite 3500, The Stack

Vancouver, BC V6E 4E5

Attention: Sean K. Boyle

IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE FINAL APPLICATION, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing and delivering the form of “Response” as aforesaid. You may obtain a form of “Response” at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

AT THE HEARING OF THE FINAL APPLICATION the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

IF YOU DO NOT FILE A RESPONSE and attend either in person or by counsel at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you. If the Arrangement is approved, it will significantly affect the rights of the Stapled Unitholders.

A copy of the said Petition and other documents in the proceeding will be furnished to any Stapled Unitholder or Notice Securityholder upon request in writing addressed to the solicitors of the Petitioners at the address for delivery set out above.

Date: April 10, 2024	“Sean K. Boyle”
Signature of lawyer for Petitioners
Sean K. Boyle